Exhibit 1.2

APPROVED BY

the General Meeting of Shareholders
Minutes No. 01-07
dated June 18, 2003

AMENDMENTS AND ADDITIONS

TO THE CHARTER

of Open Joint Stock Company

Wimm-Bill-Dann Foods

(basic state registration number: 1037700236738

location: 109028, Moscow, Yauzsky bulvar, 16/15, Room 306)

1.             The following item 18 of clause 16.3 of Article 16 of the Charter of Wimm-Bill-Dann Foods OJSC

“18)       adoption of resolutions on the Company’s participation in other organizations, except in the cases provided for by sub-clause 18 of clause 1 of article 48 of the JSC Law;”

shall be deleted.

/s/ V.N. Scherbak

V.N. Scherbak

The Chairman of the Meeting

/s/ A.A. Kirichenko

A.A. Kirichenko

The Secretary of the Meeting